Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NORTH AMERICAN PALLADIUM LTD.
200 Bay St., Suite 2350
Royal Bank Plaza, South Tower
Toronto, Ontario, Canada M5J 2J2

Notice is hereby given that the special meeting of shareholders (the “Meeting”) of North American Palladium Ltd. (“NAP” or the “Company”) will be held on Friday, March 28, 2014, at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP at Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada for the following purposes:

1.

To consider, and if thought fit, pass a resolution approving the exercise of the Series 1 Warrants (as defined below), as more fully described in the accompanying management information circular (the “Circular”);

2.	To consider, and if thought fit, pass a resolution approving the Tranche 2 Offering (as defined below), as more fully described in the Circular;

3.	To consider, and if thought fit, pass a resolution approving an Alternative Offering (as defined below), as more fully described in the Circular; and

4.	To transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

A copy of the Circular and form of proxy with respect to the matters to be dealt with at the Meeting are included herewith.

By resolution of the board of directors of the Company, shareholders of record at the close of business on February 18, 2014 are entitled to notice of and to vote at the Meeting in person or by proxy.

Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. by no later than 9:00 a.m. (Toronto time) on Wednesday, March 26, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at his or her discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

DATED at Toronto, Ontario as of March 3, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Robert J. Quinn
Robert J. Quinn
Chairman of the Board